SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2023

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

SHELL plc
Shell Centre
2 York Road
SE1 7NA
London, United Kingdom

SHELL PROVIDENT FUND

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: _____

Deforester Jones
Plan Administrator

Date: May 31, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Shell Provident Fund

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Shell Provident Fund (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Plan's auditor since 2016.
Houston, Texas
May 31, 2024

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:		
Investments at fair value:		
Short-term investments	$ 558,712,116	$ 600,743,055
Common stock/American Depository Receipts	319,137,830	323,344,332
Common/collective funds	7,463,427,346	6,650,541,433
Registered investment company funds	3,503,562	8,637,780
Self-directed brokerage accounts	2,280,225,823	1,835,042,408
Total investments at fair value	10,625,006,677	9,418,309,008
Receivables:		
Interest and other receivables	18,211,570	12,306,990
Notes receivable from participants	87,969,818	82,855,508
Total receivables	106,181,388	95,162,498
Total assets	10,731,188,065	9,513,471,506
Liabilities:		
Accounts payable	14,919,883	13,599,683
Total liabilities	14,919,883	13,599,683
Net assets available for benefits	$ 10,716,268,182	$ 9,499,871,823

Shell Provident Fund
Statements of Changes in Net Assets Available for Benefits
Years Ended 2023 and 2022

	2023	2022
Additions:		
Investment income		
Dividends and interest	$ 42,369,605	$ 22,702,655
Net appreciation/(depreciation) in fair value of investments	1,534,076,672	(1,760,353,230)
	1,576,446,277	(1,737,650,575)
Interest income on notes receivables from participants	4,034,614	3,336,151
Contributions		
Participant	219,948,497	196,477,234
Employer	196,541,735	179,872,925
Rollover/other	28,262,692	44,828,958
	444,752,924	421,179,117
Total additions	2,025,233,815	(1,313,135,307)
Deductions:		
Participant distributions and withdrawals	802,047,750	1,106,238,874
Administrative expenses	6,789,706	8,141,414
Total deductions	808,837,456	1,114,380,288
Net increase/(decrease)	1,216,396,359	(2,427,515,595)
Net assets available for benefits:		
Beginning of year	9,499,871,823	11,927,387,418
End of year	$10,716,268,182	$9,499,871,823

1. **Plan Description**

General
The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility and Contributions
Employees of Shell USA, Inc. ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions. Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs).

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. The Plan operationally adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") that were effective beginning with the 2020 plan year, including not requiring minimum distributions until age 72. Additionally, required minimum distributions beginning in 2020 were delayed by one year, but may still be received at the request of a participant. To comply with the SECURE Act, the Plan will be amended on or before December 31, 2025, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Plan. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements. A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

To comply with the CARES Act, the Plan was amended on December 15, 2022 to reflect the changes made to the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate.

Forfeiture Account
At December 31, 2023 and 2022, the forfeiture account totaled $143,894 and $121,876 respectively. The account is used to reduce current and future employer contributions and to pay Plan expenses. Forfeitures used during 2023 and 2022 were not material.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. Revenue credits received and used by the Plan during 2023 and 2022 were not material. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses are charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $88,970 and $56,280 at December 31, 2023 and 2022, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Plan Termination
The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Subject to the provisions of ERISA, should the Plan be terminated, participants will receive payment of their account balances.

2. **Accounting Policies**

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

3. Line of Credit of the Plan

The Thrift Fund and the Shell Stock Fund each have an available line of credit to fund redemptions as needed. At December 31, 2023 and 2022 the Plan had no amounts outstanding under the lines of credit.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

5. Federal Income Tax Exemption

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

6. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2023 and 2022 to Schedule H of Form 5500:

	2023	2022
Net assets per financial statements	$10,716,268,182	$ 9,499,871,823
Deemed distributions of participant loans	(3,146,710)	(2,814,383)
Net assets available for benefits per Schedule H	$10,713,121,472	$ 9,497,057,440

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2023 to Schedule H of Form 5500:

Total deductions per the financial statements	$ 808,837,456
Deemed distributions of participant loans	475,145
Deemed distributions of participant loans – offset during plan year	(142,818)
Total expenses paid per Schedule H of Form 5500	$ 809,169,783

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

7. **Fair Value Measurement**

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the assets or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

   If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2023 and 2022.

11

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023		
	Level 1	Level 2	Total
Common stock	$ 319,137,830	$	$ 319,137,830
Registered Investment Co Funds	3,503,562		3,503,562
Short-Term Investments		558,712,116	558,712,116
Self-directed brokerage acct:			
Common Stock	415,653,559		415,653,559
Registered investment co.	1,500,761,970		1,500,761,970
Money market	265,273,150		265,273,150
Rights/warrants	131,874		131,874
Corporate bonds/other		8,212,030	8,212,030
Short-Term Investments		59,242,933	59,242,933
US Government securities		30,950,307	30,950,307
	$ 2,504,461,945	$ 657,117,386	3,161,579,331

Investments measured at net asset value:	
Common/collective funds	7,463,427,346
Total assets at fair value	$ 10,625,006,677

	Assets at Fair Value as of December 31, 2022		
	Level 1	Level 2	Total
Common stock	$ 323,344,332	$	$ 323,344,332
Registered Investment Co Funds	8,637,780		8,637,780
Short-Term Investments		600,743,055	600,743,055
Self-directed brokerage acct:			
Common Stock	315,979,145		315,979,145
Registered investment co.	1,199,082,738		1,199,082,738
Money market	264,335,076		264,335,076
Rights/warrants	419,876		419,876
Corporate bonds/other		5,718,140	5,718,140
Short-Term Investments		26,825,352	26,825,352
US Government securities		22,682,081	22,682,081
	$ 2,111,798,947	$ 655,968,628	2,767,767,575

Investments measured at net asset value:	
Common/collective funds	6,650,541,433
Total assets at fair value	$ 9,418,309,008

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. **Related Party and Parties-in-Interest Transactions**

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc (now known as Shell plc) American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Par Value	(c) Rate Percentage	(c) Maturity Date	(d) Cost	(e) Current Value
*	**Thrift Fund**					
	FIAM Institutional Cash Commingled Pool				**	558,712,116
	Common/Collective Funds					
	1-3 Year Gov/Credit Bond Index Fund F		Comm Fund		**	61,339,502
	20 Plus Treasury Bond Fund F		Comm Fund		**	201,384,085
	EAFE Equity Index Fund F		Comm Fund		**	514,952,102
	Developed Real Estate Index Fund F		Comm Fund		**	22,953,443
	Emerging Markets Index Non-Lendable Fund F		Comm Fund		**	182,028,670
	LifePath® Index 2025 Fund F		Comm Fund		**	386,958,491
	LifePath® Index 2030 Fund F		Comm Fund		**	577,447,759
	LifePath® Index 2035 Fund F		Comm Fund		**	494,668,613
	LifePath® Index 2040 Fund F		Comm Fund		**	516,654,455
	LifePath® Index 2045 Fund F		Comm Fund		**	316,077,910
	LifePath® Index 2050 Fund F		Comm Fund		**	268,745,800
	LifePath® Index 2055 Fund F		Comm Fund		**	128,610,676
	LifePath® Index 2060 Fund F		Comm Fund		**	38,684,382
	LifePath® Index 2065 Fund F		Comm Fund		**	14,738,088
	LifePath® Index Retirement Fund F		Comm Fund		**	800,165,851
	Mid Capital Equity Index Fund F		Comm Fund		**	479,372,586
	Russell 2000® Index Fund F		Comm Fund		**	151,870,181
	U.S. Debt Index Fund F		Comm Fund		**	516,786,530
*	U.S. Equity Index Fund		Comm Fund		**	1,789,988,222
	Shell Stock Fund					
*	Shell Stock Fund		Stock/ADSs		**	319,137,830
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	3,503,562
**	BrokerageLink		Various Investment Options		**	2,280,225,823
						10,625,006,677
	Participant Loans		Loan	3.25% - 9.50%***		84,823,108
	TOTAL					10,709,829,785

*   Party-in-Interest
**   Cost Information is not required for participant-directed accounts and, therefore, is not presented.

***   Varying maturity dates

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-262396) pertaining to the Shell Provident Fund of Shell plc of our report dated May 31, 2024, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2023.

Ernst & Young LLP

Houston, Texas
May 31, 2024